SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------
In the Matter of:

AMEREN CORPORATION                                QUARTERLY CERTIFICATE
AMEREN SERVICES COMPANY                           PURSUANT TO RULE 24 UNDER THE
UNION ELECTRIC COMPANY                            PUBLIC UTILITY HOLDING COMPANY
CENTRAL ILLINOIS PUBLIC SERVICE                   ACT OF 1935
COMPANY

File Nos.  70-9877, 70-9427, 70-9423 and 70-9133


================================================================================

     Ameren Corporation ("Ameren"), a registered holding company, and its subsidiaries named above, hereby file this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by orders dated October 5, 2001 (Holding Co. Act Release No. 27449), July 23, 1999 (Holding Co. Act Release No. 27053), March 22, 1999 (Holding Co. Act Release No. 26993), and March 13, 1998 (Holding Co. Act Release No. 26841). This certificate is filed with respect to transactions consummated during the quarter ended March 31, 2002.

A.       File No. 70-9877:
         ----------------

         1. Sales of any Common Stock (other than pursuant to the Plans) and the purchase price per share and the market price per share at the date of the agreement of sale.

             In March 2002, Ameren Corporation issued an aggregate of 5,750,000 shares of common stock (ticker: AEE/NYSE) (5,000,000 shares at $39.50 per share and 750,000 shares pursuant to the exercise of an option granted to the underwriters, at $38.865 per share).


         2. The total number of shares of Common Stock issued or issuable under options, warrants or other stock-purchase rights granted during the quarter under the Plans.

             Dividend Reinvestment and Stock Purchase Plan:        402,233
             Long Term Savings Plan 148:                            11,755
             Long Term Savings Plan 702:                             9,264
             Savings Investment Plan                                55,297
             Long Term Incentive Plan (Restricted Common Stock)    146,940
                                                                   -------

             Total                                                 625,489


         3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

             N/A

         4. The amount and terms of any Long-term Debt, Preferred Stock or other preferred or equity-linked securities issued by Ameren, directly or indirectly through a Financing Subsidiary, during the calendar quarter.

             In January 2002, Ameren Corporation issued $100 million of senior unsecured notes. The notes pay interest semi-annually at a rate of 5.70% and mature on February 1, 2007. Ameren may redeem all or part of the notes at any time at a redemption price equal to the principal amount of the notes to be redeemed and a make-whole premium, together with accrued interest. The notes were issued at an initial offering price of 99.74%.

             In March 2002, Ameren Corporation issued $345 million of adjustable conversion-rate equity security units (13,800,000 units). The $25 adjustable conversion-rate equity security units each consisted of an Ameren Corporation senior unsecured note with a principal amount of $25 and a contract to purchase, for $25, a fraction of a share of Ameren common stock on May 25, 2005. The senior unsecured notes will mature on May 15, 2007. Total distributions on the equity security units will be at an annual rate of 9.75%, consisting of quarterly interest payments on the senior unsecured notes at the initial annual rate of 5.2% and adjustment payments under the stock purchase contracts at the annual rate of 4.55%. The stock purchase contracts require holders to purchase between 8.7 million and 7.4 million shares of Ameren common stock on May 15, 2005 at the market price at that time, subject to a minimum share price of $39.50 and a maximum of $46.61. The stock purchase contracts include a pledge of the senior unsecured notes as collateral for the stock purchase obligation. The interest rate on the outstanding senior unsecured notes is subject to being reset by a remarketing agent for quarterly payments after May 15, 2005 until maturity.


         5. The amount and terms of any Short-term Debt issued directly or indirectly by Ameren during the calendar quarter.

             A. Commercial paper issued through J. P. Morgan Securities, Banc of America Securities and/or Goldman Sachs during the quarter, ranging from $0.00 to $398.8 million, at an average interest rate of 1.8%.
             B.  Bank loans during the quarter were as follows:
                 Banca DiRoma - $18,500,000 from 1/9 through 1/29 at 2.1% Mellon Bank - $20,000,000 from 1/1 through 1/16 at a rate of 2.15%

             Maximum indebtedness at any one time:  $437.3 million on 1/16/02.


         6. A description of the amount, terms and purpose of any Guarantee issued during the calendar quarter by Ameren and the name of the beneficiary of such Guarantee.

             Parent                  Subsidiary                         Amount             Terms                Purpose
             ------                  ----------                         ------             -----                -------
             Ameren Corp.     Ameren Energy Fuels & Services Co.      $2,000,000       02/28/02-12/31/02     Credit Support
             Ameren Corp.     Ameren Energy Marketing                 $5,000,000       01/29/02-12/31/02     Credit Support

         7. The name and amount invested by Ameren in any Financing Subsidiary during the calendar quarter.

             N/A


         8. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

             Ameren Corporation entered into the following interest rate swaps during the 1st quarter of 2002. All swaps call for Ameren to pay a floating rate based on the 3 month LIBOR rate plus a fixed spread while receiving a fixed rate of 5.70% every six months until the swaps mature on 2/1/07. All swaps act as a hedge for Ameren Corp.'s 5.70% senior notes which were issued 1/24/02 and are due 2/1/07. The swaps, $100 million in aggregate, effectively convert all of the $100 million fixed rate liability to a floating rate liability.

         o $50,000,000 priced at 3 mo. LIBOR + 43.9 basis points, effective 3/14/02 with Goldman Sachs Capital Markets, L.P.
         o $25,000,000 priced at 3 mo. LIBOR + 41.2 basis points, effective 3/18/02 with Goldman Sachs Capital Markets, L.P.
         o $25,000,000 priced at 3 mo. LIBOR + 41.2 basis points, effective 3/18/02 with The Bank of New York.


         9. Consolidated balance sheet of Ameren as of the end of the calendar quarter.

             Incorporated by reference to Quarterly Report on Form 10-Q for the three months ended March 31, 2002 in File No. 1-14756

B.       File No. 70-9427:
         ----------------

         1. Balance Sheet and Income Statement for each Intermediate Subsidiary for the three, six or nine month period ended.

             To be filed confidentially under Rule 104.


         2. Information concerning the nature and extent of services provided by Ameren Development, Ameren Energy, CIC or any other non-utility subsidiary that is authorized or permitted under the Act to sell goods and services during the quarter, identifying the associate company to which such services are sold, the service and the charge, and stating whether the charge was computed at cost, market or by another method (as specified herein).

             To be filed confidentially under Rule 104.


         3. Information concerning the completion of any reorganization of Ameren's ownership in Intermediate Subsidiaries and/or Nonutility Subsidiaries, including the identity of the companies involved and their line of business and corporate structure both before and after the reorganization.

             N/A


C.       File No. 70-9423:
         ----------------

         The maximum outstanding amount of all borrowings under or investments in the Utility Money Pool by each Utility Money Pool participant during the quarter, and the rate or range of rates charged on Utility Money Pool borrowings and paid on Utility Money Pool investments during the quarter.

         Maximum contribution/investment for CIPS - $58.7 million
         Maximum contribution/investment for Union Electric - $84.8 million Maximum contribution/investment for Ameren Corporation - $249.4 million

         Maximum borrowing for Ameren Services - $117.8 million
         Maximum borrowing for Union Electric - $192.1 million

         Average interest rate for the Utility Money Pool for the quarter: 1.8%

D.       File No. 70-9133:
         ----------------


         1. The amount and terms of any Short-term Debt issued by Union Electric or CIPS (other than through the Utility Money Pool) during the calendar quarter.

             Union Electric:
             Commercial paper issued through Bank One Capital Markets, Goldman Sachs, and/or A. G. Edwards & Sons ranging from a low of $0.00 to a high of $284.6 million, at an average interest rate of 1.8%.


         2. The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter by Union Electric or CIPS and the identity of the parties to such instruments.

             No such agreements were entered into during the 1st quarter of 2002.


The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                        Ameren Corporation




                                By    /s/ Jerre E. Birdsong
                                  --------------------------------
                                          Jerre E. Birdsong
                                    Vice President and Treasurer



Date:  May 30, 2002